United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

December 27, 2021

Re: Frontera Group, Inc.

Form 1-A

Filed November 29, 2021

File No. 024-11731

Dear Sir or Madam,

We are in receipt of the Commission’s Comment Letter dated December 9, 2021, and hereby submit responses thereto for review:

Offering Statement on Form 1-A filed November 29, 2021

Reports to Securities Holders, page 22

Comment 1:  We note your disclosure that you "are subject to disclosure filing requirements" under the Securities Exchange Act of 1934 (the "Exchange Act"), and you further state that your securities are registered under Section 12(b) of the Exchange Act in your annual and quarterly reports (e.g., your latest Quarterly Report on Form 10-Q filed November 18, 2021). However, it does not appear that you have a class of securities registered under Section 12(b) or Section 12(g). Please revise to clarify that you do not have reporting obligations under the Exchange Act, indicate that you are a voluntary filer, and remove the reference to Section 12(b)-registered securities in your future periodic reports filed under the Exchange Act. If you believe that you do have Exchange Act reporting obligations, please provide us with your analysis explaining your belief.

Response 1:  The Offering Statement has been revised accordingly on page 22.

Security Ownership of Management and Certain Securityholders, page 29

Comment 2. We note your disclosure that, according to the beneficial ownership table provided as of October 31, 2021, Mann C. Yam held a 41.87% ownership interest in the company through ownership of 18,750,000 shares of common stock. We also note your disclosure on page 42 that you issued 18,750,000 shares of common stock to Bin Zhou on October 2, 2021 and only 5,000,000 shares to Mann C. Yam. Please revise throughout the offering statement to ensure consistency and clarify the respective ownerships of each of Mann C. Yam and Bin Zhou. Please also confirm that you have included in such table all securityholders who beneficially own more than 10% of any class of your voting securities, in accordance with Item 12 of Form 1-A.

Response 2:  The Offering Statement has been revised accordingly. Please be advised that the disclosure on page 42 of the Form 1-A is the Note 7: Subsequent Events of the Form 10-Q quarterly report for the quarter ended September 30, 2021 that disclosed the issuance of common shares during the interim period from October 1, 2021 to November 18, 2021 when the said Form 10-Q was filed. The issuance of 13,750,000 shares of common stock to Mann C. Yam occurred on September 28, 2021. Therefore, the disclosure of such issuance was not contained in the “subsequent events” footnote.

Comment 3. We note your disclosure that two shareholders who reside in China collectively owned 97.63% of shares as of June 30, 2021 and that they subsequently cancelled such shares. To provide additional context to investors, please explain the terms of such cancellation and any consideration issued in exchange. Additionally, please confirm, if true, that the prior shareholders located in China no longer have any influence or control over the management or operations of the company in light of the cancellation, and that you do not have any current connection to China through your operations, business model and ownership structure.

Response 3:  The following language has been inserted below the appropriate table to clarify the requested information:  Since the Company has not generated any revenue and has not yet started any substantial business operations as previously planned, Nanjing Dayu Xianneng Foods, Co. Ltd and Jiefeng Ren, two Chinese shareholders of the Company, decided to return their shares to the Company so that they would not be burdened with the ongoing expenses of the Company. Therefore, in September 2021, they surrendered their shares and had all their shares canceled. There are no additional terms or conditions regarding the cancellation of these shares and there was no consideration paid to them in exchange for the cancellation of the shares.  These two prior shareholders no longer have any influence or control over the Company and we do not have any current connection to China through our operations, business model and ownership structure.

Index to Exhibits, page 53

Comment 4. In connection with your audited financial statements, please file the relevant auditor consent as an exhibit. Please refer to Item 17(11) of Part III of Form 1-A. General 5. In Item 4 of Part I, we note that you have checked the box indicating that you are conducting a Tier 2 offering. In Part II, we note your disclosure throughout the offering circular that you are conducting a Tier 1 offering. Please revise Part II or correct the check box in Part I.

Response 4:   The auditor’s consent has been filed as an exhibit and we have amended the Form 1-A accordingly.

Sincerely,

Frontera Group, Inc.

/s/ Man C. Yam

Man C. Yam

Chief Executive Officer